FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16 UNDER the Securities Exchange Act of 1934

For August 14, 2019

Commission File Number: 333-231902-01

LLOYDS BANK PLC

5th Floor
25 Gresham Street

London EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by Lloyds Bank plc of $1,500,000,000 aggregate principal amount of 2.250% Senior Notes due 2022, Lloyds Bank plc is filing the following document solely for incorporation into the Registration Statement on Form F-3 POSASR (File No. 333-231902-01):

Exhibit List

Exhibit No.	Description
4.1	Senior Debt Securities Indenture between Lloyds Bank plc and The Bank of New York Mellon, acting through its London Branch, dated as of August 14, 2019
4.2	First Supplemental Indenture to the Senior Debt Securities Indenture between Lloyds Bank plc and The Bank of New York Mellon, acting through its London Branch, dated as of August 14, 2019
5.1	Opinion of Linklaters LLP
5.2	Opinion of Davis Polk & Wardwell London LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANK PLC (Registrant)

Dated:	August 14, 2019	By:	/s/ Peter Green
			Name:	Peter Green
			Title:	Authorised Signatory